UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On October 12, 2018, Scorpio Tankers Inc. (the "Company") closed its previously announced underwritten public offering (the "Offering") of 162,162,163 shares of its common stock, $0.01 per share (the "Shares").
Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement, dated October 9, 2018, among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several underwriters named therein.
Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the Shares.
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by the Company on October 9, 2018, announcing the launch of the Offering.
Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release issued by the Company on October 9, 2018, announcing the pricing of the Offering.
Attached to this Report on Form 6-K as Exhibit 99.3 is a copy of the registration rights agreement signed by and among the Company, Scorpio Bulkers Inc. and Scorpio Services Holding Limited in connection with the Offering.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-210284) that was filed with the U.S. Securities and Exchange Commission with an effective date of March 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: October 12, 2018	By: /s/ Brian Lee
Brian Lee
Chief Financial Officer